UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM AND CODELCO SIGN THE PARTNERSHIP AGREEMENT

Santiago, Chile. May 31, 2024 - Sociedad Química y Minera de Chile S.A. (“SQM”, the “Company”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that today, consistent with the information disclosed as a material fact on December 27, 2023, and on March 20, 2024, the Company entered into the Partnership Agreement (the “Agreement”) with the National Copper Corporation of Chile ("Codelco"). The Agreement establishes the rights and obligations of the parties to form their partnership for the development of mining and production activities aimed at the production of lithium, potassium and other products from the properties of the Chilean Production Development Corporation (“Corfo”) in the Salar de Atacama and their subsequent marketing (directly or through its subsidiaries or representative offices) (the “Business”), through the merger by incorporation of Codelco's subsidiary, Minera Tarar SpA, into the Company's subsidiary, SQM Salar S. A. (the “Joint Venture”), subject to the terms and conditions set forth in the Agreement.

The Agreement includes forms of agreements and documents to be entered into prior to the completion of the transaction, including the shareholders' agreement, the sales agreement for the Company's properties in the Salar de Maricunga, the license that the Company will grant to the Joint Venture over certain industrial property rights, the by-laws and powers of attorney of the Joint Venture, and the manner in which the Company will contribute to SQM Salar S.A. those assets and contracts of the Business that are not currently owned by SQM Salar S.A., among others.

A number of conditions precedent remain to be satisfied for the formation of the partnership. These include, among others, obtaining governmental approvals in Chile and abroad, the completion of the indigenous communities consultation process and that the request filed by Inversiones TLC SpA before the Chilean Financial Market Commission that the transaction be approved at a shareholders meeting of the Company by two-thirds of shares with right to vote is not accepted. The Agreement also establishes as a condition precedent that the Joint Venture and Corfo enter into the contracts to (i) increase of the authorized production quota of lithium that the Joint Venture can exploit from the Salar de Atacama between 2025 and 2030, and (ii) to establish the right to exploit lithium from the Salar de Atacama between 2031 and 2060. Should the conditions be met earlier, the closing will be no earlier than January 1, 2025. However, the parties believe that the conditions precedent may be met during the first half of 2025.

The Company and Codelco, aware of the responsibility that corresponds to companies in the promotion and protection of human rights and the creation of shared value with the communities of the territory where they develop the activities of the Partnership, are committed to implementing the best standards in their relationship with the Atacameño communities, with a focus on capacity building, promoting transparency and promoting the human rights of these communities.

Attached as Exhibits 99.1 and 99.2 hereto are summaries of the Agreement and the form of the shareholders’ agreement agreed between the parties. The redacted text of these documents in Spanish is available on the Company's website.

At this time, it is not possible to determine the financial impact that the execution of the Agreement may have beyond the information provided at the Extraordinary Shareholders’ Meeting on April 24, 2024.

Other Events

In connection with the foregoing press release issued by Sociedad Química y Minera de Chile S.A. (the “Company”) on May 31, 2024, the Company is filing free translations in English of the original Spanish versions of the Summary of the Partnership Agreement between the Company and Codelco as Exhibit 99.1 to this Report on Form 6-K, and the Summary of the Shareholders’ Agreement between the Company and Codelco as Exhibit 99.2 to this Report on Form 6-K (the "Summaries"). In the event of any conflict between the original Spanish version of the Agreements and the English translation, the Spanish version of the Summaries shall prevail.

Exhibits

Exhibit 99.1     Summary of the Partnership Agreement.

Exhibit 99.2    Summary of the Shareholders Agreement

About SQM
SQM is a global company listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for various industries essential to human progress such as health, nutrition, renewable energy and technology through innovation and technological advancement. Our goal is to maintain our world leadership position in the lithium, potassium nitrate, iodine and salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Irina Axenova / irina.axenova@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the implementation of the partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the partnership with Codelco. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F for the year ended December 31, 2023, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: May 31, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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